February 14, 2012

DELIVERED VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Superintendent of Securities (Newfoundland and Labrador)

Dear Sirs/Mesdames:

Re:	TransGlobe Energy Corporation (the "Corporation") – (Final) Short Form Prospectus dated February 14, 2012 (the "Prospectus")

We refer to the Prospectus relating to the offering of $85,000,000 principal amount of 6.00% convertible unsecured subordinated debentures ("Debentures") of the Corporation.

We consent to the use of our name, Burnet, Duckworth & Palmer LLP, on the cover page of the Prospectus and under the headings "Glossary of Terms" and "Interest of Experts" in the Prospectus. We further consent to the use of our name and references to our opinions under the headings "Certain Canadian Federal Income Tax Considerations" and "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and the documents incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

Yours truly,

(signed) "Burnet, Duckworth & Palmer LLP"